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                             August 24, 2021

       J. Kevin Judice, Ph.D.
       Chief Executive Officer
       DiCE Molecules Holdings, LLC
       279 E. Grand Avenue, Suite 300, Lobby B
       South San Francisco, CA 94080

                                                        Re: DiCE Molecules
Holdings, LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 6,
2021
                                                            CIK No. 0001645569

       Dear Dr. Judice:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your revisions in response to prior comment 2. Please revise to provide a summary of the data
from the preclinical head-to-head studies that you used to draw the conclusion that
S011806 has shown a comparable selective inhibition profile to that of
                                                        COSENTYX. You may
provide a summary of the data that you used to draw
                                                        the conclusion but not
the conclusion itself, as such discussion is more appropriate in the
                                                        Business section where
full and proper context can be provided.
 J. Kevin Judice, Ph.D.
FirstName  LastNameJ.  Kevin  Judice, Ph.D.
DiCE Molecules    Holdings, LLC
Comapany
August  24, NameDiCE
            2021        Molecules Holdings, LLC
August
Page 2 24, 2021 Page 2
FirstName LastName
Our Team and Investors, page 6

2. We note your response to prior comment 5 that the company does not view the list of investors to be material but the list provides useful information about the composition of its current stockholder base. The identification of past life science investors appears to suggest that potential investors may consider investments made by these investors as a factor in making their investment decisions without knowing the amount of their investment in total or on a per share basis, their investment strategies or whether these investors continue to hold their shares. Additionally, as these shareholders are not subject to the reporting requirements of Section 16, investors will not know when they decide to sell their shares. Therefore, we continue to believe the disclosure is inappropriate for the registration statement and ask that it be removed.
Business, page 117

3. We note your revisions in response to prior comment 7 and reissue. Please revise your disclosure to provide appropriate context for various conclusions and predictions as to the performance of your product candidates and revise and/or remove any statements that imply safety or efficacy as safety and efficacy determinations are solely within the authority of the FDA or similar foreign regulators. For example, we note statements that your head-to-head preclinical trials have shown a comparable selective inhibition profile of S011806 to that of COSENTYX, that the selectivity profile demonstrated by S011806 is generally consistent with COSENTYX, that you anticipate observing potential clinical activity within two to four weeks following the initial dosing of S011806 based on the reported onset of clinical efficacy of COSENTYX, and similar statements. Please revise this disclosure and similar statements throughout your prospectus to remove any suggestion that there is an expectation that your product candidate will be effective or will have similar performance to approved therapies. You may provide a summary of the data that you used to draw these conclusions or predictions but not the conclusions or predictions themselves.
Sanofi License and Collaboration Agreement, page 141

4. Please revise to disclose the duration of the royalty term or how it is determined. Please also revise to disclose that the agreement, unless terminated earlier, will continue in full force and effect until the expiration of the last royalty term for the last collaboration product.
 J. Kevin Judice, Ph.D.
DiCE Molecules Holdings, LLC
August 24, 2021
Page 3

       You may contact Gary Newberry at 202-551-3761 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameJ. Kevin Judice, Ph.D.
                                                          Division of
Corporation Finance
Comapany NameDiCE Molecules Holdings, LLC
                                                          Office of Life
Sciences
August 24, 2021 Page 3
cc:       Robert A. Freedman, Esq.
FirstName LastName